Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CHANGE IN COMPOSITION OF

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The board (the “Board”) of directors (the “Director(s)”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) hereby announces that, due to the adjustment of work arrangements, with effect from March 28, 2023:

(a)	Mr. Jinbo Yao, an independent Director, ceased to be a member of the corporate governance and nominating committee of the Company (the “Corporate Governance and Nominating Committee”);

(b)	Dr. Zhiwu Chen, an independent Director, ceased to be the chairman but remains to be a member of the Corporate Governance and Nominating Committee; and

(c)	Ms. Jingbo Wang, the chairwoman of the Board and a Director, has been appointed as the chairwoman of the Corporate Governance and Nominating Committee.

Following the aforesaid, the Corporate Governance and Nominating Committee comprises one Director and two independent Directors. Mr. Yao is no longer a member of any board committees of the Company (the “Board Committees”), but he remains to be an independent Director.

Mr. Yao confirmed that he has no disagreement with the Board or the Board Committees and there is no other matter in connection with the cessation of his role in the Corporate Governance and Nominating Committee that should be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, March 28, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, Mr. Zhe Yin and Ms. Chia-Yue Chang as Directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent Directors.